UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER (Please type or print) Krispy Kreme Doughnuts, Inc.	(b) IRS IDENT. NO. 56-2169715	(c) S.E.C. FILE NO. 001-16485

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
					AREA CODE	NUMBER
370 Knollwood Street		Winston-Salem	NC	27103	336	725-2981

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Mohamed Abdulmohsin Al Kharafi & Sons W.L.L.	(b) RELATIONSHIP TO ISSUER 10% Stockholder	(c) ADDRESS P.O. Box 886	STREET	CITY Safat	STATE M6	ZIP CODE 13009

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))

Common stock, no par value	Merrill Lynch, Pierce, Fenner & Smith Inc. 1 Bryant Park New York, NY 10036		1,041,700	7,916,920	66,591,493	09/05/2012	New York Stock Exchange

TABLE I—SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common stock, no par value	09 Dec 05	Acquired through open market purchases	Not Applicable	13,076	09 Dec 05	Cash
Common Stock, no par value	09 Dec 05	Acquired through open market purchases	Not Applicable	26,767	09 Dec 05	Cash
Common Stock, no par value	09 Dec 05	Acquired through open market purchases	Not Applicable	29,933	09 Dec 05	Cash
Common Stock, no par value	09 Dec 05	Acquired through open market purchases	Not Applicable	26,767	09 Dec 05	Cash
Common Stock, no par value	09 Dec 05	Acquired through open market purchases	Not Applicable	29,933	09 Dec 05	Cash
Common Stock, no par value	12 Dec 05	Acquired through open market purchases	Not Applicable	136,733	12 Dec 05	Cash
Common Stock, no par value	12 Dec 05	Acquired through open market purchases	Not Applicable	136,733	12 Dec 05	Cash
Common Stock, no par value	12 Dec 05	Acquired through open market purchases	Not Applicable	136,734	12 Dec 05	Cash
Common Stock, no par value	19 Jun 06	Acquired through open market purchases	Not Applicable	78,010	19 Jun 06	Cash
Common Stock, no par value	20 Jun 06	Acquired through open market purchases	Not Applicable	158,300	20 Jun 06	Cash
Common Stock, no par value	21 Jun 06	Acquired through open market purchases	Not Applicable	2,100	21 Jun 06	Cash
Common Stock, no par value	07 Jun 07	Acquired through open market purchases	Not Applicable	45,700	07 Jun 07	Cash
Common Stock, no par value	08 Jun 07	Acquired through open market purchases	Not Applicable	220,914	08 Jun 07	Cash

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II—SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

Mohamed Abdulmohsin Al Kharafi & Sons W.L.L. P.O. Box 886 Safat, Kuwait M6 13009	Common Stock, no par value	09/04/12	14,843	$108,326

REMARKS:

(1)	The filing of this Form 144 shall not be construed as an admission that the undersigned is an Affiliate of the Issuer.

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

09/05/12 DATE OF NOTICE	/s/ Ahmed Samy, Investment Manager (SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1	The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.